SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES IRISH SUPREME COURT RULING ON SCREENSCRAPER WEBSITES

Ryanair, Europe's favourite low fares airline, today (20 Nov) welcomed an Irish Supreme Court ruling that legal cases taken by Ryanair against screenscraper websites must be heard in Ireland. Ryanair has been engaged in various cases across Europe to prevent customers from being subjected to excessive charges and poor travel experiences as they didn't book directly.

Screenscrapers such as eDreams, Billigfluege, On The Beach and Ticketpoint sell Ryanair flights without transferring the customer to the Ryanair website at any stage of the booking process. Billigfluege, On the Beach and Ticketpoint sought to overturn previous High Court decisions regarding jurisdiction. However, this argument was dismissed by the Supreme Court.

Ryanair has called on these screenscrapers such as eDreams, Billigfluege, On The Beach and Ticketpoint to stop misleading customers with artificially low on-screen flight prices which bear no relation to the total amount that customers end up paying. Ryanair has again identified more cases of these websites offering low-fare flights only for these to end up costing substantially more than the actual fares on Ryanair.com:

Route	Travel Date	Ryanair	Screenscraper
Dublin - London Stansted	Jan 2015	€19.99	eDreams €44.69
Dublin - Frankfurt Hahn	Mar 2015	€42.99	Billigfluege €58.84

Many of these websites continue to cause problems for Ryanair customers and/or fail/refuse to pass on vital information to both customers and Ryanair regarding issues such as flight changes, web check-in, special needs assistance and contact details, which has resulted in missed flights and repeated problems for customers.

Ryanair's Kenny Jacobs said:

               "We welcome this ruling of the Irish Supreme Court which confirms that Ryanair's legal cases against screenscraper websites must be heard in Ireland. The ruling will have no impact on the authorised websites we work with today, over a dozen, who are supplied with Ryanair's product inventory, so as to allow customers to compare airfares. However, many screenscraper sites continue to artificially inflate Ryanair's fares and give a bad experience to customers, particularly those that want to change an element of their booking. We are calling on the EU to intervene and prohibit these practices in the interest of consumers."

Ends

For further information
please contact:                                 Robin Kiely                                        Joe Carmody
                                                            Ryanair Ltd                                       Edelman Ireland
                                                           Tel: +353-1-945 1212                     Tel: +353-1-6789 333
                                                            press@ryanair.com                         ryanair@edelman.com

                                             Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 November, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary